

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Lawrence Bain
Chief Executive Officer
IMH Financial Corp
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253

      Re: IMH Financial Corp
           Application on Form T-3
           Filed September 28, 2018
           File No. 022-29064

Dear Mr. Bain:

      This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

      Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate and
                Commodities